Exhibit 99.1

20 January 2017
Midatech Pharma PLC
("Midatech", "Company" or “Group”)

Trading Update

Midatech Pharma (AIM: MTPH, Nasdaq: MTP), the international specialty pharmaceutical company focused on developing and commercialising products in oncology, today provides a trading update ahead of its full year results for the twelve months ended 31 December 2016.

With a diversified strategy, multiple sources of revenue and an innovative R&D pipeline, Midatech continues to make good progress across the Group. Reported total revenues for the twelve months ended 31 December 2016 are expected to be approximately £9.0m (2015: £1.4m).

Dr. Jim Phillips, CEO of Midatech Pharma, said: “We are pleased with the Group’s progress in 2016.  Our established US commercial presence has the potential to deliver double-digit top-line growth in 2017 and our fully integrated R&D pipeline with two platform technologies continues to progress well. Funds raised in November provide capital to take the Company towards profitability and we continue to invest in the pipeline, manufacturing and commercial platforms. We look forward to another successful year of growth in 2017.”

The Group expects to publish its preliminary results for the year to 31 December 2016 in April 2017 and will hold an analyst presentation at that time.

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014 (MAR).

- Ends –

For more information, please contact:

Midatech Pharma PLC
Jim Phillips, CEO
Tel: +44 (0)1235 841575
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Corporate Finance
Freddy Crossley / Duncan Monteith
Broking
Tom Salvesen
Tel: +44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)
Mary Jane Elliott / Ivar Milligan
Tel: +44 (0)20 3709 5700
Email: midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)
Chris Brinzey
Tel: +1 339 970 2843
Email: chris.brinzey@westwicke.com

Notes for Editors

About Midatech Pharma PLC

Midatech is an international specialty pharmaceutical company focused on oncology and other therapeutic areas with a US commercial operation marketing four cancer care supportive products, and co-promoting two others. Midatech's strategy is to internally develop oncology products and collaborate with partners in other therapy areas, and to drive growth both organically and through strategic acquisitions. The Company's R&D activities are supported by two breakthrough drug delivery technologies: Q-Sphera for sustained release and our proprietary gold nanoparticles. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.110 staff in four countries. For further company information see: www.midatechpharma.com

Neither this press release, nor any copy of it may be made or transmitted into the United States of America (including its territories or possessions, any state of the United States of America and the District of Columbia) (the “United States”). The distribution of this press release in other jurisdictions may also be restricted by law and persons into whose possession this announcement comes should inform themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This press release does not constitute or form part of any offer or invitation to sell or issue, or a solicitation of any offer to acquire, purchase or subscribe for, securities of the Company.

Neither the Placing Shares nor the Open Offer Shares have been, nor will be, registered under the US Securities Act of 1933, as amended (the “US Securities Act”) or the securities laws of any state or jurisdiction of the United States, and may not be offered or sold within the United States to, or for the account or benefit of, US person (as that term is defined in Regulation S under the US Securities Act), except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act and such other applicable state securities laws.

Accordingly, the Placing Shares and the Open Offer Shares are being offered hereby only (i) outside the United States in reliance upon Regulation S under the US Securities Act in offshore transactions or (ii) to “accredited investors” as defined in Rule 501(a) of Regulation D of the US Securities Act, in reliance on an exemption from, or a transaction not subject to, the registration requirements of the US Securities Act.

Forward-Looking Statements
Certain statements in this press release may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States, including (without limitation) those regarding the Placing, the Open Offer and any other potential offering of securities, the Group's financial position, business strategy, products, plans and objectives of management for future operations, and any statement preceded or followed by, or including, words such as "target", "believe", "expect", "aim", "intend", "will", "may", "anticipate", "would" or "could", or negatives of such words. Any forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies (“AIM Rules”), the Disclosure and Transparency Rules (“DTRs”) and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.